Exhibit 99.7

SHARE SALE AND PURCHASE AGREEMENT(Modified)

This Share Sale and Purchase Agreement (Modified) (hereinafter referred to as “This Agreement”) was executed by and between the following parties on January 29, 2024.

Seller: Munjoong Kang

Buyer: Sewang Co., Ltd

Article 1 (Objects of Sale and Price)

The Article 1 (Objects of Sale and Price) of the Share Sale and Purchase Agreement dated November 1, 2023 executed between the parties is modified as follows.

A. Object of sale(unchanged): issued and outstanding shares by HANRYU HOLDINGS, INC. (hereinafter referred to as “Target Company”)

B. Quantity: Quantity(changed): Determined by the closing price per share of Target Company on January 29, 2024, the sale quantity has been changed to (3,038,309) shares (hereinafter referred to as “Shares”)

C. Price per share(changed): KRW seven hundred fifty seven(₩757)

D. Total purchase price(unchanged): KRW 2.3 billion(₩ 2,300,000,000)

Article 2 (Payment Method, etc.)

The buyer shall pay KRW 2.3 billion (₩2,300,000,000) on the date of execution of this agreement, but it is agreed the payment is fulfilled by transferring KRW 2.3 billion (₩2,300,000,000) of creditor’s rights held by the buyer against Hanryu Bank Co., Ltd to the Seller.

Article 3 (Transfer the title to the Shares, etc.)

The seller shall complete the transfer the title to the Shares without delay, complete the disclosure of the transfer of the Shares accordingly, and cooperate with the Buyer to expedite the transfer to a domestic securities company in the name of the Buyer.

Article 4 (Transfer of Share Ownership)

Even before the transfer of title pursuant to Article 3 is transferred to the name of the Buyer, the ownership of the shares hereunder shall be deemed to have been completely transferred to the Buyer when this Agreement is executed.

It is confirmed that the ownership of the Shares belongs to the Buyer.

Article 5 (Representations and Warranties)

The Seller represents and warrants to the Buyer that the matters set forth in this Article 5 are accurate and complete in all respects as of the date of execution of this Agreement.

(1)	Seller has the requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Seller and is enforceable against Seller in accordance with its terms.

(2)	The Seller is the legal and valid owner of the Shares and replacement convertible bonds, and the Buyer is entitled to acquire title to such Shares and replacement convertible bonds free and clear of any restrictive or other and unencumbered title to such Shares and such replacement convertible bonds.

Article 6 (Special Terms and Conditions)

(1)	After Seller has fulfilled its obligations under this Agreement, if the lien of MARIN ISLAND CO.,LTD is not recognized in the lawsuit brought by CUBE INSIGHT CO.,LTD against MARIN ISLAND CO.,LTD; or if the Seller fails to acquire CUBE INSIGHT CO.,LTD in a subsequent corporate rehabilitation proceeding, the Buyer shall be obligated to pay back to the Seller one-third of the Shares (or the sale price of the Shares). However， If the requirements of paragraphs 2 or 3 of this Article are not fulfilled，this provision shall be null and void.

(2)	The Seller agrees to secure at least KRW 3 billion in convertible bonds with the necessary financial resources to acquire CUBE INSIGHT CO.,LTD (excluding KRW 30 million in accordance with the agreement with the directors of CUBE INSIGHT CO.,LTD, KRW 5 million in attorneys’ fees for the delegation of litigation in the AranEffectives case, and KRW 40 million in law firm fees for proceeding with the rehabilitation process) and grant the right to manage such funds to the Buyer or a person designated by the Buyer.

(3)	In the event that the necessary financial resources to acquire CUBE INSIGHT CO.,LTD are insufficient, The buyer may request the seller to replenish the funds for that reason, and the seller agrees to replenish the required funds within a reasonable period of time.

(4)	The Buyer agrees to handle the relevant affairs in good faith to enable the Seller to acquire CUBE INSIGHT CO.,LTD The seller agrees to pay the buyer KRW 4 million per month as minimum expenses for meetings with relevant person, preparation of a contract etc. for the acquisition of CUBE INSIGHT CO.,LTD. Settlement of said minimum expense shall be made at the end of the rehabilitation procedure.

Article 7 (Penalty)

In the event the Seller or the Buyer violates its obligations stipulated in this contract, or if the representations and warranties made by the Seller in accordance with Article 5 are different from the facts, the violating party shall compensate the other party for damages and, separately, a penalty for breach of contract. Currently the penalty amount agreed upon is three times the amount owed by the violating party.

Article 8 (Dispute Resolution)

In the event of a dispute between the contracting parties under this contract, the contracting parties shall endeavor to resolve it through mutual agreement in good faith, and if the dispute cannot be resolved amicably, it shall be resolved by filing a complaint in court. In this case, the competent court shall be the ’Seoul Central District Court’.

Article 9 (Confidentiality)

The seller and the buyer shall not disclose the fact of entering into this contract and the contents of the contract to any third party. However, this does not apply if disclosure is required by relevant laws and regulations.

In order to conclude the contract as above and certify the above facts, two copies of this contract will be prepared and both party will each keep one copy.

January 29, 2024

Seller:

Name: MUNJOONG KANG

Resident registration number: 710223-1237515

Address: Room 302, Building 333, 2403, Dasansoonhwan-ro, Namyangju-si, Gyeonggi-do

(Dasan-dong, Dasan I-Park)

Buyer:

Company Name: SEWANG CO.,LTD

CEO: JUNGSHIN KONG

Business Registration: 104-81-99648

Address: 602, Yeongdong-daero, Gangnam-gu, Seoul, 6th floor D 43 (Samseong-dong)

Since January 27 and 28, 2024, are closed days, January 29 is designated as the closing date.